SE

17009680

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 06 2017

Washington DC
416

SEC FILE NUMBER
8-49595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Growth Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1212 Avenue of the Americas, Suite 1601

(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Gaffney 212-218-7482

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP

(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Gaffney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Growth Securities LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

XIZHOU GU
NOTARY PUBLIC-STATE OF NEW YORK
No. 02GU6281012
Qualified In New York County
My Commission Expires May 13, 2017

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Capital Growth Securities LLC

We have audited the accompanying statement of financial condition of Capital Growth Securities LLC (the "Company") as of December 31, 2016 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for the financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 16, 2017

Capital Growth Securities LLC

Statement of Financial Condition

December 31, 2016

ASSETS:		
Cash	$	34,709
Accounts Receivable		473,194
Prepaid Fees		1,356
Total Assets	$	509,258
LIABILITIES AND MEMBERS' EQUITY:		
LIABILITIES		
Accounts Payable and Accrued Expenses	$	72,446
Total Liabilities		72,446
MEMBERS' EQUITY		436,813
Total Liabilities and Members' Equity	$	509,258

See accompanying notes

Capital Growth Securities LLC

Notes to Financial Statements
December 31, 2016

1. **Organization**

Capital Growth Securities LLC is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The company's primary business is to provide consulting services to investment management firms relating to the business development efforts of those firms.

2. **Accounting Principles and Policies**

Cash
Cash consists of deposits in checking and savings accounts with a commercial bank. Balances in these accounts may exceed federally insured limits from time to time.

Accounts receivable
Management believes that all accounts receivable as of December 31, 2016 are fully collectible. Therefore, no allowance for doubtful accounts is necessary.

Revenue recognition
Revenue is recorded as per the terms of the consulting service agreements over the period when services are provided and revenue is determined. The Company earns its revenue by generating consulting fee income from providing business development advice to investment management firms. As a part of the consulting fee income, the Company may receive a percentage of management and incentive fees earned by the investment management firms. The Company records consulting fee income related to its share of management fees and incentive fees in the period when the Company has met all of the conditions to receive such fees.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The Company does not always know the amount of its earnings in the period from when these arrangements occur until when the fees are paid. Management has estimated the amount of fees earned through December 31, 2016 based upon the information available as of the preparation of these financial statements. Actual results could differ materially from those estimates.

Income taxes

As a limited liability company, the company is not a taxpaying entity for federal or state income tax purposes, and thus no federal or state income tax expense has been recorded in the statements. Income of the company is taxed to the members on their individual tax returns. The Company is subject to the New York City Unincorporated Business Tax. The Company is subject to examination and adjustment of its Unincorporated Business Tax for the years subsequent to 2011, or for years subsequent to 2008 if the examination successfully asserts an understatement of gross income that exceeds 25% of the gross income reported in the original return. Certain items of income and expense are recognized for income tax purposes in different periods from those in which such items are recognized for financial reporting purposes, primarily cash versus accrual basis accounting, resulting in deferred income taxes.

3. Concentrations of Risk

For the year ended December 31, 2016, the top three of the Company's clients accounted for approximately 58% of the Company's revenue and one client accounted for 86% of the Company's year end accounts receivable.

The Federal Deposit Insurance Corporation (FDIC) insures up to $250,000 of deposits maintained at any one member financial institution. During the year, the Company's deposit balance did not exceed $250,000 based on bank records.

4. Related Party Transactions

During 2016, the Company paid $39,500 to another company having common ownership with the ultimate owners of its members (Affiliate) for research, consulting, market data, office supplies, connectivity, rent and printing. All of these expenses were paid for pursuant to an expense sharing agreement between the Company and the Affiliate.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $10,008 which was $5,008 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 7.24 to 1 at December 31, 2016

6. Subsequent Events

In January and February 2016, the Company paid capital distributions of $436,000 to the members. The company performed an evaluation of subsequent events through the date the financial statements were issued.